Filed Pursuant to Rule 425
of the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-6(b)
of the Securities Exchange Act of 1934, as amended

Filer: Warner Chilcott plc
Subject Company: Warner Chilcott plc

Commission File No. for Registration Statement
on Form S-4: 333-189402

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the action you should take, you are recommended immediately to seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial advisor.

This document should be read in conjunction with the definitive joint proxy statement/prospectus dated July 31, 2013 (the “Joint Proxy Statement/Prospectus”) setting out, amongst other things, the terms of the scheme of arrangement (the “Scheme”) pursuant to which Actavis, Inc. (through the formation of a new holding company incorporated in Ireland) will acquire Warner Chilcott Public Limited Company.

PROPOSAL TO EQUITY AWARD HOLDERS UNDER THE
WARNER CHILCOTT PUBLIC LIMITED COMPANY EQUITY INCENTIVE PLAN

in connection with the

SCHEME OF ARRANGEMENT

in respect of the proposed acquisition of

WARNER CHILCOTT PUBLIC LIMITED COMPANY

by a company to be re-registered as

ACTAVIS PLC

The Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”), Greenhill & Co., LLC (“Greenhill”) and Deutsche Bank Securities Inc. (“Deutsche Bank”) opinions which are annexed to the Joint Proxy Statement/Prospectus do not express an opinion, nor do they constitute recommendations as to how holders of awards in respect of ordinary shares of Warner Chilcott Public Limited Company (“Warner Chilcott”) may decide to act with respect to the equity awards held by them nor do they express an opinion as to what the value of Actavis plc (“New Actavis”) shares will be when issued or the price at which New Actavis shares will trade at any time. The directors of Actavis, Inc. (“Actavis”) accept responsibility for the information contained in this document, other than that relating to Warner Chilcott, its Associates (as defined in the Joint Proxy Statement/Prospectus) and the directors of Warner Chilcott and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Actavis (who have taken all reasonable care to ensure such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information. The directors of Warner Chilcott accept responsibility for the information contained in this document relating to Warner Chilcott and its Associates and the directors of Warner Chilcott and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Warner Chilcott (who have taken all reasonable care to ensure such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Scheme or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

The distribution of this document in or into certain jurisdictions may be restricted by the laws of those jurisdictions. Accordingly, copies of this document and all other documents relating to the Scheme are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any restricted jurisdiction. Persons receiving such documents (including, without limitation, nominees, trustees and custodians) should observe these restrictions. Failure to do so may constitute a violation of the securities laws of any such jurisdiction.

BofA Merrill Lynch and Greenhill are acting for Actavis and no one else in connection with the transaction and will not be responsible to anyone other than Actavis for providing the protections afforded to clients of BofA Merrill Lynch or Greenhill or for providing advice in relation to the transaction, the contents of this communication or any transaction or arrangement referred to herein.

Deutsche Bank is acting for Warner Chilcott as financial advisor and is not acting as financial advisor to anyone else in connection with the matters referred to in this communication and will not be responsible to anyone other than Warner Chilcott in connection therewith for providing advice in relation to the matters referred to in this communication. Deutsche Bank has delegated certain of its financial advisory functions and responsibilities to Deutsche Bank AG, acting through its London branch. Deutsche Bank AG, acting through its London branch, is performing such delegated functions and responsibilities exclusively for Warner Chilcott and is not acting as a financial advisor for any other person in connection with the matters referred to in this communication and will not be responsible to any such other person for providing advice in relation to the matters referred to in this communication. Deutsche Bank AG is authorised under German Banking Law (competent authority: BaFin - Federal Financial Supervisory Authority) and authorised and subject to limited regulation by the Financial Conduct Authority. Details about the extent of Deutsche Bank AG's authorisation and regulation by the Financial Conduct Authority are available on request.

Important Additional Information Has Been and Will be Filed with the SEC

New Actavis has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a joint proxy statement of Warner Chilcott and Actavis that also constitutes a prospectus of New Actavis. The registration statement was declared effective on July 31, 2013 by the SEC. Each of Actavis and Warner Chilcott has commenced mailing to its stockholders or shareholders the Joint Proxy Statement/Prospectus. In addition, each of New Actavis, Actavis and Warner Chilcott will file with the SEC other documents with respect to the proposed transaction. INVESTORS AND SECURITY HOLDERS OF ACTAVIS AND WARNER CHILCOTT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by New Actavis, Actavis and Warner Chilcott through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by New Actavis and Actavis may be obtained free of charge on Actavis’ internet website at www.actavis.com or by contacting Actavis’ Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by Warner Chilcott may be obtained free of charge on Warner Chilcott’s internet website at www.wcrx.com or by contacting Warner Chilcott’s Investor Relations Department at (973) 442-3200.

Actavis, Warner Chilcott, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Warner Chilcott is set forth in its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 22, 2013, its proxy statement for its 2013 annual general meeting of shareholders, which was filed with the SEC on April 5, 2013, and its Current Reports on Form 8-K that were filed with the SEC on May 2, 2013 and May 8, 2013. Information about the directors and executive officers of Actavis is set forth in its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 28, 2013 (as revised pursuant to Actavis’ Current Report on Form 8-K dated as of June 17, 2013, which was filed with the SEC on June 18, 2013), its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on March 29, 2013, and its Current Reports on Form 8-K that were filed with the SEC on January 29, 2013 and May 13, 2013. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive proxy statement/prospectus filed with the SEC and will be contained in other relevant materials to be filed with the SEC when they become available.

JOINT LETTER FROM ACTAVIS, INC.
AND WARNER CHILCOTT PUBLIC LIMITED COMPANY

Actavis, Inc.	Warner Chilcott Public Limited Company
Principal Office:	Registered Office:

Morris Corporate Center III 400 Interpace Parkway Parsippany N.J. 07054	1 Grand Canal Square Docklands Dublin 2 Ireland
United States	Registered Number: 471506

Directors	Directors
Paul M. Bisaro Christopher W. Bodine* Michael J. Fedida* Michel J. Feldman* Albert F. Hummel* Catherine M. Klema* Jack Michelson* Ronald R. Taylor* Andrew L. Turner* Fred G. Weiss*	James H. Bloem* Roger M. Boissonneault John P. Connaughton* Paul Herendeen Tamar D. Howson* John A. King Ph. D.* Patrick J. O’Sullivan*

*non-executive	*non-executive

Chief Legal Officer – Global and Secretary David A. Buchen	Vice President, General Counsel and Secretary Ryan T. Sullivan

August 2, 2013

Dear Warner Chilcott Equity Award Holder,

1.	Introduction

As previously announced, on May 19, 2013, Warner Chilcott Public Limited Company (“Warner Chilcott”) entered into a transaction agreement (the “Transaction Agreement”) with Actavis, Inc. (“Actavis”) pursuant to which Actavis will acquire Warner Chilcott (the “acquisition”) through the formation of a new holding company incorporated in Ireland that will be re-registered as Actavis plc (“New Actavis”). The acquisition of Warner Chilcott will be effected by means of a “scheme of arrangement” under Irish law. As consideration for the acquisition, Warner Chilcott shareholders will receive 0.160 of a New Actavis ordinary share for each Warner Chilcott ordinary share they hold.

The purpose of this letter is to inform you how the scheme of arrangement (the “scheme”) will affect outstanding equity awards with respect to Warner Chilcott ordinary shares, certain types of which you may hold.

2.	Treatment of Warner Chilcott Options and Other Warner Chilcott Equity Awards

Treatment of Warner Chilcott Options

At the effective time of the transaction (the “effective time”), each outstanding option to purchase Warner Chilcott ordinary shares, whether vested or unvested, will be converted into an option to purchase, on the same terms and conditions (including vesting and other lapse restrictions) as were applicable to such option immediately prior to the effective time, a number of New Actavis ordinary shares (rounded down to the nearest whole share) determined by multiplying (a) the number of Warner Chilcott ordinary shares subject to the option immediately prior to the effective time by (b) 0.160, at a per share exercise price determined by dividing (x) the per share exercise price of such Warner Chilcott option immediately prior to the effective time by (y) 0.160 (rounded up to the nearest whole cent). Certain outstanding options will, by their terms, vest in connection with the transaction and be assumed by New Actavis in accordance with the preceding sentence. All fractional entitlements with respect to Warner Chilcott ordinary shares subject to options will be paid out in cash. Solely to the extent provided for in an award agreement evidencing an option to purchase Warner Chilcott ordinary shares, if an option becomes vested in connection with the transaction and the exercise price of such option equals or exceeds the Share Consideration Value (as defined below), the option will be cancelled and immediately terminated prior to the effective time without any payment therefor in accordance with the terms of the award agreement.

Notwithstanding the foregoing, because of the adverse tax consequences of Section 4985 (as defined below), immediately prior to the effective time, each outstanding option to purchase Warner Chilcott ordinary shares held by Section 16 reporting officers and directors (as defined below) of Warner Chilcott will become fully vested and exercisable and will be cancelled and converted into the right to receive from New Actavis 0.160 of a New Actavis ordinary share for each Net Share (as defined below) subject to the option immediately prior to the effective time, net of applicable tax withholdings. Further, each outstanding option to purchase Warner Chilcott ordinary shares held by Section 16 reporting officers and directors of Warner Chilcott with an exercise price that equals or exceeds the Share Consideration Value will be cancelled and immediately terminated prior to the effective time without any payment therefor.

For the purpose of this letter:

“Net Share” means a number of whole and partial Warner Chilcott ordinary shares (computed to the nearest five decimal places) equal to the quotient obtained by dividing (A) the product of (i) the number of Warner Chilcott ordinary shares subject to the option immediately prior to the effective time and (ii) the excess of the Share Consideration Value over the exercise price per option immediately prior to the effective time by (B) the Share Consideration Value.

“Section 16 reporting officers and directors” means those current and former officers and directors who are subject to the reporting requirements of Section 16(a) of the U.S. Securities Exchange Act of 1934, as amended, during the six-month period preceding the effective time.

“Section 4985” means Section 4985 of the U.S. Internal Revenue Code of 1986, as amended, which imposes an excise tax (15% in 2013) on the value of certain equity compensation held at any time during the six months before and six months after the closing of the transaction by Section 16 reporting officers and directors.

“Share Consideration Value” means the product of (x) 0.160 and (y) the average, rounded down to the nearest cent, of the closing sale price of an Actavis common share on the New York Stock Exchange as reported by The Wall Street Journal for the five trading days preceding the day on which the effective time occurs.

Treatment of Other Warner Chilcott Equity Awards

At the effective time, each issued and outstanding award of Warner Chilcott restricted ordinary shares and restricted share units will be converted into the right to receive, on the same terms and conditions (including vesting and other lapse restrictions) as were applicable under such award immediately prior to the effective time, an award denominated in New Actavis ordinary shares (rounded down to the nearest whole share) determined by multiplying (a) the number of Warner Chilcott ordinary shares subject to the award immediately prior to the effective time by (b) 0.160. All fractional entitlements with respect to Warner Chilcott restricted ordinary shares and restricted share units will be paid out in cash.

With respect to each award of Warner Chilcott performance-based restricted ordinary shares and restricted share units, the number of Warner Chilcott ordinary shares subject to such award will equal the number of Warner Chilcott ordinary shares subject to the award in accordance with the terms of the applicable award agreement (which deems performance to have been achieved at 100% of target upon a change in control).

Certain Warner Chilcott restricted ordinary shares and restricted share units will, by their terms, vest in connection with the transaction. To the extent that an award of Warner Chilcott restricted ordinary shares or restricted share units will become vested in connection with the transaction, each such award will be converted into the right to receive from New Actavis, net of applicable tax withholdings, 0.160 of a New Actavis ordinary share for each Warner Chilcott ordinary share subject to the award immediately prior to the effective time.

Notwithstanding the foregoing, because of the adverse tax consequences of Section 4985, immediately prior to the effective time, each issued and outstanding award of Warner Chilcott restricted ordinary shares and restricted share units held by Section 16 reporting officers and directors of Warner Chilcott will become fully vested and will be cancelled and converted into the right to receive from New Actavis, net of applicable tax withholdings, 0.160 of a New Actavis ordinary share for each Warner Chilcott ordinary share subject to the award immediately prior to the effective time.

All holders of unvested awards of Warner Chilcott restricted ordinary shares and restricted share units are entitled to dividend-equivalent cash bonus payments (or in certain jurisdictions, dividends) with respect to their outstanding awards in an amount equal to the amount of dividends paid by Warner Chilcott during the applicable vesting periods. These dividend-equivalent cash bonus payments (or dividends, as applicable) vest and become payable at the time the associated Warner Chilcott restricted ordinary share or restricted share unit awards vest.

3.	Exercising Vested Options as an Alternative

Prior to the effective time, and subject to any administrative limitations imposed in respect of the days immediately prior to the effective time in order to facilitate the treatment of options to purchase Warner Chilcott ordinary shares in the scheme, you will continue to have the right to exercise any vested and outstanding option to purchase Warner Chilcott ordinary shares held by you to the extent not yet exercised, provided you (i) are not part of the Window Group (as defined below), (ii) have no restrictions pursuant to the Warner Chilcott Statement of Policy Concerning Trading Policies and (iii) are not in possession of material non-public information concerning Warner Chilcott. The “Window Group” includes colleagues deemed to have regular access to material non-public information, including (i) all directors and executive officers of Warner Chilcott and their household members, (ii) all officers of Warner Chilcott with the title Vice President or above and their household members and (iii) certain other blackout employees (collectively, “the Window Group”). In addition, prior to the effective time, your awards of Warner Chilcott restricted ordinary shares and restricted share units (both time-based and performance-based) and options to purchase Warner Chilcott ordinary shares will operate in the ordinary course pursuant to the applicable plan documents, including your award agreements. In accordance with the terms of the Transaction Agreement, any Warner Chilcott ordinary shares that you hold as of the effective time, whether as a result of the exercise of vested options to purchase Warner Chilcott ordinary shares, settlement of outstanding equity awards or otherwise, will be converted, pursuant to the scheme, into 0.160 of a New Actavis ordinary share, with cash being paid in lieu of any New Actavis fractional shares.  Any proceeds received pursuant to the scheme may be subject to additional tax withholdings.

4.	Additional Information

For additional information regarding the scheme and the terms of the Transaction Agreement, please see the Joint Proxy Statement/Prospectus, which is also available on Warner Chilcott’s website at www.wcrx.com in the “Investor Relations” section under the “SEC Filings” tab (and is included by way of hyperlink in the e-mail to which this letter is attached) .

The directors of Warner Chilcott consider the contents of this letter to be a complete and accurate summary of the material features of how the acquisition will affect your outstanding Warner Chilcott equity awards and, if you hold any vested options to purchase Warner Chilcott ordinary shares, your possible alternative of exercising such options prior to the effective time. In addition, the directors of Warner Chilcott, who have been so advised by Deutsche Bank Securities Inc. (“Deutsche Bank”), consider the terms of the treatment of the outstanding equity awards as set out in this document to be fair and reasonable based on Deutsche Bank’s opinion as to the fairness, from a financial point of view, of the exchange ratio to the holders of Warner Chilcott ordinary shares as of the date of its opinion. In providing advice to the directors of Warner Chilcott, Deutsche Bank has taken account of the commercial assessments of such terms by the directors of Warner Chilcott.

If you hold vested options to purchase Warner Chilcott ordinary shares, the directors of Warner Chilcott are expressing no view as to whether the alternative described in section 3 above may or may not be more advantageous than the consequences described in section 2.

Yours faithfully,

/s/ Paul M. Bisaro	/s/ Roger M. Boissonneault
Paul M. Bisaro On behalf of Actavis, Inc.	Roger M. Boissonneault On behalf of Warner Chilcott Public Limited Company